October 2, 2008

Katherine Wray
U.S. Securities Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	Inscrutor, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 19, 2008
File No. 333-152579

Dear Ms. Wray:

We represent Inscrutor, Inc. (the “Company”). We are in receipt of your letter dated September 11, 2008 regarding the above referenced filing and the following are our responses:

Risk Factors

“It is possible that the shares issued to our shareholders pursuant to the spin off in May 2008….”  Page 3

1.
Please remove the references to Staff Legal Bulletin No. 4, the section 4(2) exemption, and matters of “consideration” appearing in the first few sentences of this risk factor, and state simply that the spin-off was not registered under the Securities Act of 1933 and may not have been appropriately exempt from registration under that Act.  This comment applies also to similar disclosure elsewhere in the filing, including on pages 9 and II-15.  See Rule 421(d) of Regulation C.

Answer:	This risk factor and the similar disclosure in the S1 has been revised throughout to remove the referenced to consideration, Staff Legal Bulletin #4 and Section 4(2).

2.
In the second paragraph of this risk factor, you refer to unspecified “possible impermissible disclosures” that could lead to sanctions and possible civil penalties.  Please identify in your response letter the potentially impermissible disclosures to which you refer.  You also refer to a specific claim that, if successful, would have adverse effects on the company.  Please expand or otherwise revise your disclosure to identify the claim to which you refer.  This comment applies also to similar disclosure elsewhere in the filing, including on pages 9 and II-15.

Answer:	This risk factor and the disclosure throughout has been revised to remove the reference to impermissible disclosures since this is not accurate and to clarify the claims being referred to.

Part II

3.
In your response to comment 2 from our letter dated September 11, 2008, you indicate that, in connection with the spin-off of Inscrutor shares, each Visator shareholder received a share certificate with a restrictive legend.  You state in your response to comment 3 from our letter dated September 11, 2008, however, that the stock certificates have not yet been delivered to shareholders.  Please advise regarding this apparent inconsistency.

Answer:	The response to comment 2 in the letter dated September 11, 2008 should have stated that the Company each shareholder will receive a share certificate with a restrictive legend.

4.
In addition, we note the following statements or references in your filing that appear inconsistent with disclosure elsewhere in the filing and with the statement in your response letter that the spun-off shares have not yet been delivered to recipients because the company has not yet hired a transfer agent:

•
“On June 1, 2008 (the “Distribution Date”), Visator transferred to the transfer agent for the benefit of the holders of record of Visator common stock and preferred stock at the close of business on May 30, 2008 (the ‘Record Date’), without any consideration being paid  by such holders, the shares of Inscrutor common stock then owned by Visator,” page F-7; and

Answer:	This section has been revised to clarify this disclosure so that is consistent with the other disclosure in the S1.

•	“These shareholders were notified of the spin out when the shares were distributed to the shareholders,” page II-15.

Answer:	This disclosure was removed from this section.

                   Please revise your filing as appropriate.

5.
If certificates have not yet been issued in connection with the Inscrutor spin-off, please advise us how your counsel arrived at its opinion that the shares have been legally issued.  Please also advise us how the selling shareholders will offer and sell shares under the registration statement if you have not issued certificates or engaged a transfer agent.

Answer:
Under “Recent Sales of Unregistered Securities” disclosure has been added to clarify that the Company retained Olde Monmouth Stock Transfer as its transfer agent in September 2008 and issued the shares on October 1, 2008.  Based upon same the opinion is valid and the shareholders will be able to offer and sell shares under the registration statement.

6.
Please tell us when you intend to deliver certificates to your shareholders and when you intend to engage a transfer agent. Also, advise us what information you intend to give to your shareholders regarding the transfer limits on the shares, other than the legend appearing on the certificates.  Finally, tell us whether you intend to instruct the transfer agent that the stock transfer books must include stop transfer instructions that indicate the transfer limits on the shares.

Answer:
As set forth above and in the S1, the Company retained Olde Monmouth Stock Transfer as its transfer agent in September 2008 and issued the shares on October 1, 2008.  Please note that both the stop transfer books and share certificates were issued with  a restrictive legend stating that the shares are restricted and can only be sold based upon an effective registration statement or in accordance with Rule 144 of the Securities Act of 1933.

 Very truly yours,

ANSLOW & JACLIN, LLP

By: /S/ GREGG E. JACLIN
           GREGG E. JACLIN